Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the results of operations for LPBP Inc. ("LPBP" or the "Company" and which was previously named Hemosol Inc.) for the three and six months ended April 30, 2008 and its financial position as at April 30, 2008.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of LPBP's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Company Overview
Pursuant to a May 2004 plan of arrangement (the "Arrangement"), under section 182 of the Ontario Business Corporations Act, the Company entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and MDS's Ontario clinical laboratories services business (the "Labs LP").  Shareholders, other than MDS, hold 0.44% of the equity ownership and 52.5% of the voting shares of the Company.  MDS, a related party, holds 99.56% of the equity ownership and 47.5% of the voting shares of the Company.

The Company was entitled to share in the net income of Labs LP equal to its proportionate interest. The Company was required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

Since the Arrangement, the Company was able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to the interest in Labs LP.  The tax carryovers accumulated through the previously owned Blood Products Business have all been utilized as at October 31, 2007.

Recent Events
On September 1, 2005, MDS announced their strategic plan to focus resources within the global life sciences markets.  With MDS’s new focus, MDS stated that they were examining alternative ownership structures for their Diagnostic business. On October 4, 2006, MDS agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business in a transaction valued at $1.325 billion (the “MDS Sale”).  MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP.  To effect this transaction, MDS Laboratories Services Inc. (“MDS Labs”) the general partner, proposed the sale by Labs LP of the business and assets associated with the Labs Business (the “Partnership Sale”). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net proceeds from the sale.

The Board of Directors of the Company called a special meeting of shareholders, which was held on November 24, 2006, at which shareholders were asked to approve the Partnership Sale and certain ancillary matters related to the Partnership Sale.  At the meeting, held on November 24, 2006, those shareholders present or voting by proxy approved the appropriate resolutions.

On February 23, 2007, the Company announced that it had been advised of the completion of the previously announced MDS Sale.  As part of that sale, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP has been dissolved.

On February 28, 2007, the Company announced that the Board of Directors declared a distribution in the aggregate amount of approximately $610 million, or $0.0543 per share to holders of the Company’s Class A Common Shares and Class B Non-voting Shares, which was paid on March 22, 2007 to shareholders of record as at March 12, 2007.  Holders of Class A Common Shares received the full $0.0543 per share as a return of capital and the share capital of Class A Common Shares was reduced to nil.  Holders of Class B Non-voting Shares received a distribution which included both a return of capital and a dividend. As a result of this distribution, stated capital of Class B Non-voting Shares was reduced by $24.9 million.   The purpose of these distributions was to distribute to shareholders part of the proceeds received by the Company as a result of the Partnership Sale.

The Company retained certain assets owned by Labs LP, including cash of approximately $156 million which are being held by MDS Labs in trust for the benefit of all partners.  The Company is entitled to the funds, as it may require, to fund day to day operations. The funds, which now total approximately $115 million (including approximately $9 million earned on these fund as at April 30, 2008 and after the payment of certain income taxes and corporate expenses), are invested in appropriate qualified investments. The Company continues to retain a portion of the proceeds to pay further income taxes and future general corporate costs, and the Company intends to pay a final dividend to all shareholders.

The Company’s interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company will not receive any further income from this investment.

A management information circular containing further particulars of the MDS Sale and the Partnership Sale is available at www.sedar.com.  A report of the particulars on the results of the shareholder votes is also posted on SEDAR.

On February 28, 2007, the Board of Directors of the Company also declared a dividend in the aggregate amount of $615,000 or $0.00650896 per share, to holders of the Company’s Class A Common Shares which was paid on March 22, 2007 to shareholders of record as at March 12, 2007.  The purpose of this dividend was to equalize the cumulative amount of dividends per share paid on the Company’s Class A Common shares to the amount declared and paid previously on the Class B Non-voting Shares.

Critical Accounting Policies
The financial statements of LPBP are prepared within a framework of generally accepted accounting policies selected by management and approved by the Board of Directors.  These policies are set out in Note 2 to the Financial Statements for the year ended October 31, 2007. Certain policies are more significant than others and are therefore considered critical accounting policies.  Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position.  The policies identified as critical to the Company are discussed below.

Valuation of Long-term Investments
The Company’s investments in Labs LP was accounted for on an equity basis based on the Company's ownership interest and the degree of influence it exerted on the management of the investee.  The investment was reviewed periodically to determine if there had been a decline in value that was other than temporary.  In the event that an impairment had occurred, the carrying value of the investment would have been written down to an amount that reflected management's estimate of what could be received from a sale of the investment.

Operating Results
As a result of the sale of assets of Labs LP on February 23, 2007, and the subsequent dissolution of the partnership, the Company had no equity earnings for the three months and six months ended April 30, 2008 as compared to $694.8 million and $711.3 million in the same periods in 2007.

Liquidity and Capital Resources
The Company's liquidity and working capital has historically been dependent on distributions from Labs LP and when the cash was paid out in dividends to shareholders.  Operating expenses were normally funded through the distributions received from Labs LP.  The Company will not receive any further income from this investment.  However the Company believes that it has sufficient cash on hand, after the distributions described earlier, to continue covering its operating expenses for the foreseeable future.

As at April 30, 2008, the Company has not entered into any contractual obligations, which will require future payments, including long-term debt.  Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments
There are no outstanding financial instruments as at April 30, 2008.

Off Balance Sheet Arrangements
The Company has not entered into any off Balance Sheet arrangements as at April 30, 2008.

Risks and Uncertainties
Readers are referred to risk factors found in the Company's 2004 first quarter MD&A (filed on SEDAR, May 14, 2004).  Additional risk factors relating to the Partnership Sale are discussed in greater detail under the heading “Risk Factors” in the Company’s management information circular dated October 27, 2006 (filed on SEDAR, November 3, 2006).

Controls and Procedures
As part of the Form 52-109 certification, the Chief Executive Officer and the Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls at the end of the period covered by this filing. Disclosure controls and procedures ensure that the information required to be disclosed by the Company in the reports it files or submits to the regulators is recorded, processed, summarized and reported, within the time period required.  The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.